MIBANK
MISR INTERNATIONAL BANK
S.A.E

03007702

بنك مصر الدولي
شركة مساهمة مصرية

SECURITIES AND EXCHANGE COMMISSION,
450 FIFTH STREET, N.Y.,
WASHINGTON, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
MAR 2 0 2003
WASH, D.C. 181 SECTION

RE: FILE NO. 82-4629/ MISR INTERNATIONAL BANK SAE
INFORMATION FURNISHED PURSUANT TO RULE 12g3 - 2 (b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934.

SUPPL

Dear Sirs,

The Board of Directors in its meeting today, approved, for due presentation to the annual Shareholders meeting (Ordinary General Assembly of Shareholders), the Board of Directors report, and Financial Statements for Fiscal Year ending 31.12.2002.

The Board decided to convoke the Ordinary General Assembly (annual meeting) of Shareholders at 7:00 pm on Sunday, March 30, 2003, at Mibank Head Office premises, 54 El Batal Ahmed Abdel Aziz Street, Mohandessine, Giza, Egypt.

Enclosed, please find the relevant documents.

Any questions regarding this information, please contact Cairo telephone nos: 20.2.76.10.120, 20.2.76.10.140, facsimile no: 20.2.74.98.065.

Yours very truly,

B. Hel 10.3

Dr. Bahaa Helmy,
Executive Chairman

CAIRO, MARCH 10, 2003

PROCESSED
APR 01 2003
THOMSON FINANCIAL

3/31

AUTHORIZED CAPITAL LE 170 M ISSUED CAPITAL LE 112.5M

COMMERCIAL REGISTER NO. 87416 GIZA

NOTICE OF CONVOCATION

THE ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

The Board of Directors takes pleasure in inviting the Shareholders to attend the Ordinary General Assembly to be held on Sunday, March 30, 2001, at 7.00 pm in Bank's premises located at 54 El Batal Ahmed Abdel Aziz Street, Mohandessin, Giza, Egypt; to look into the following:

AGENDA OF THE ORDINARY GENERAL ASSEMBLY

1. **Approval of Board of Directors Report for fiscal year ending 31/12/2002.**
2. **Approval of Auditors Report on the Balance Sheet & Financial Statement for fiscal year ending 31/12/2002.**
3. **Approval of Financial Statements for fiscal year ending 31/12/2002.**
4. **Approval of Y2002 Profit Distribution Proposal and fix date of payment of dividends.**
5. **Decide on Attendance fees and allowances for Directors.**
6. **Authorize the Board of Directors to approve donations for 2003 within limits stipulated by law.**
7. **Release the Board of Directors of its responsibility for the fiscal year ending 31/12/2002.**
8. **Appoint the Auditors and fix their fees for Y2003.**
9. **Changes on the Board of Directors for Y2002.**

We would like to draw the attention of the Shareholders to the following:

First: Every Shareholder owning at least 10 shares has the right to attend a General Assembly in person, and will have one vote for every share. He may delegate a proxy to represent him at the General Assembly, provided that the proxy be witnessed by a written Power of Attorney and that the proxy be a shareholder. However, no individual shareholder can represent more than

20% of the shares represented in the Assembly, whether in person or by proxy. Nevertheless, juridical persons who are shareholders may be represented by any individual designated by said companies. Such designation must be written in a document signed by an authorized signature and deposited at the office of the General Assembly before its meeting. No shareholder may delegate any Board member to represent him at a General Assembly.

<u>Second</u>: Shareholders desiring to attend the General Assembly must at least three days before the meeting, deposit a statement of shares' account attesting to the number of shares they hold, issued by any of the registered banks authorized to perform bookkeeping or book-keepers, at the Company's Head Office or any of its branches.

<u>Third</u>: The Shareholders may review the detailed statements and documents related to Articles No. 219, 220 and 221 of the Executive Chart of Law No. 159 for year 1981 at the Board Secretariat located at the Bank's Head Office during official working hours, daily throughout the week except for Fridays and Saturdays; fifteen days before the date of the Assembly.

<u>Fourth</u>: Any questions related to the subjects presented to the Ordinary General Assembly should be, in writing, delivered by hand or registered mail, to the Board Secretariat located at the Bank's Head Office, at least 3 days before the date of the Assembly. The Assembly may only discuss the subjects on its Agenda.

<u>Fifth</u>: No transfer of ownership of the Company shares may be entered in the relevant register from the date of publication of the invitation for the meeting until the Assembly is over.

Thank you.

Magdy

B. Hel
١٥.3

DR. BAHAA HELMY
EXECUTIVE CHAIRMAN & MANAGING DIRECTOR

MISR INTERNATIONAL BANK SAE

AGENDA

THE ORDINARY GENERAL SHAREHOLDERS MEETING
MARCH 30, 2003

1. Approval of Board of Directors Report for fiscal year ending 31/12/2002.

2. Approval of Auditors Report on the Balance Sheet & Financial Statement for fiscal year ending 31/12/2002.

3. Approval of Financial Statements for fiscal year ending 31/12/2002.

4. Approval of Y2002 Profit Distribution Proposal and fix date of payment of dividends.

5. Decide on Attendance fees and allowances for Directors.

6. Authorize the Board of Directors to approve donations for 2003 within limits stipulated by law.

7. Release the Board of Directors of its responsibility for the fiscal year ending 31/12/2002.

8. Appoint the Auditors and fix their fees for Y2003.

9. Changes on the Board of Directors for Y2002.

MISR INTERNATIONAL BANK S.A.E

ANNUAL BOARD OF DIRECTORS REPORT TO THE ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

The Board of Directors has the pleasure to welcome you, wishing you a happy new year; and would like to review last year's events, most important decisions that would accelerate the Egyptian Economy wheel to growth and prosperity.

- At the beginning of last year, the Government has taken some steps targeting to stabilize the exchange rate and refresh the markets. Effective solutions were adopted to settle the business sector debts to banks. Serious negotiations with private sector has started to resolve the problem of non-performing loans and foreign currency debts.
- Around LE 2 billion were allocated for Egyptian banks with an annual interest rate of 4%, for the sake of consumer credit with an interest rate which does not exceed 6% to encourage purchases of Egyptian products.
- Go forward with the industry modernization program and remove all obstacles.
- Innauguration of Electronic Clearing System in order to develop the banking sector and accelerate the financial settlements between customers and banking sector.
- Issuance of Money Laundry Law.
- Amendment of reserve ratio calculation period and decrease ratio to 14% instead of 15%. Study possibility of giving interest rate on these balances.
- Decrease lending and discount rate to reach 10%
- Study taxes rate on industrial and commercial companies' profits to reach 30% per annum.
- Electronic Trade conference was held and develop the Egyptian exports, with a target to study effect of information technology on exports and competitiveness in general.

Early this year, the decision which captured light due to its importance and effects on various activities in all sectors, not only the banking: the decision to liberate the exchange rate of Egyptian pound against foreign currency.

All economists and experts agreed that it is a strong move forward and represents a real boost for Egyptian Economy esp. on the long run. A decision as important as the open door policy decision. An effective decision with a positive influence on Egyptian exports and will improve its competitiveness in the global markets, and in addition, to attract international capital funds, encourage tourism. It is important to plan policies and procedures to evade its negative effects, mainly, increase in prices, problems of foreign currency credit customers, and increase subsidize of basic commodities. Banks and exchange companies commitment not to eleviate the rate

rate was emphasized, penalties were strengthened, and announced exchange rate system was extended to a long period. There should be no exageration in increasing the prices of imports as well as local merchandise.

The State Council approved the final text for Banks, Central Bank of Egypt and Banking Institutions Law, which aims to realize stability in rates and sound banking system, and organizes banks performance to fulfill its duties with security and easiness. A fund shall be established to modernize the working systems in public sector banks.

6 new branches that had been opened within 2002 are as following:

1. Hegaz branch.
2. 10th of Ramadan branch.
3. Smouha branch.
4. Miami branch.
5. Tanta branch.
6. Mahla branch.

In addition to this, Arab Academic For Science & Technology (Sheraton Blocks - Helioplis) that had actually been opened on 16/2/2003.

Moreover, there are 2 branches under establishment to be opened within 2003 which are:

1. Al- Haram branch.
2. Maadi branch.

All these branches are added value to the bank as it supports its presents in new geographical zones. In addition to this, it increases the Customer Data Base and opens new channels for marketing the bank's products.

For the sake of developing and improving the performance, MIBank contracted one of the International Financial Service groups in the UK to upgrade and expand its activities through a package of projects that cover all banking activities and services. On top of it, defining a clear Strategy for the medium and long term and assist the bank's Senior Management to establish the main principles and parameters for developing the bank's Organizational Structure so that it reflects and supports the bank's strategic and business plan objectives.

The other change projects that are currently running in the bank cover five principal business development areas: Planning, Control, Process Improvement, Revenue Enhancement and HR Culture & Function. Some of the projects have been accomplished and are currently in the implementation phase. The remaining projects will be conducted during 2003.

As a result of conducting these projects, we do expect positive impact on the service and quality of our portfolio. Also, we do expect a reduction in the Credit and Liquidity risk, an improvement in the quality and stability of earnings, a high performing trained and motivated staff and reaching best practice in all operating areas.

To benefit from the negative sloping of the yield curve of local currency investment and the high degree of liquidity, MIBank has managed to restructure its portfolio of treasury bonds with an objective to materialize capital gains while keeping same levels of investment and yield to maturity - such objectives were met in 2002.

On the other hand the Bank kept its tendency towards profit optimization of long term investments despite the obstacles of continuation of recessionary pattern and low liquidity of the Egyptian stock exchange .

Some positive results were shown in capital gains materialized out of selling one investment to an anchor investors, and trading activities in financial papers.

MIBank mutual funds showed a very favorable development during 2002 as an outcome of implementing new policy agreed upon with the funds manager with market stability shown Net Assets Value (NAV) of MIBank mutual funds improved by 16.9% during the period thus outperforming S&P and IFC index of Egyptian actively traded stocks that recorded a positive growth of 9.8% for same period.

During the year 2002 great significance was devoted to the Retail Banking activities where many new products have been introduced in addition to developing the existing products. Two new three years Saving Schemes were introduced with the interest rates of the which are collected either every three months or every six months. Added to this progress, four Personal Loans Programs were launched covering a wide range of interests such as (Car Loans- Cash Loans - Education Loans - Housing Loans). MIBank was among the pioneer banks in launching Bancassurance Program with its four different insurance plans (Daman - Akhtar - Agyal - Istekrar). And due to MIBank's interest in developing its Electronic delivery channels, the Mobile Banking service was launched early 2002 with the cooperation of Vodafone network. The product was developed by the joining of Mobinil Network, early 2003. The number of ATM machines increased from 14 machines by the end of 2001 to reach 22 machines by the end of 2002. Improving marketing efforts in ATM cards issuing and the number of transactions resulted in increasing ATM cards issued during 2002 to reach 4837, whereas ATM cards issued during 2001 was 2216 which indicates a 118 % percent increase.

Herebelow are the achieved figures as at end of December 2002, compared with last year's:

Balance Sheet Total and Contingent Liabilities:

The Balance Sheet totaled LE. 14,271.- million at the end of December 2002, versus LE 13,063.8 million a year ago, increasing by LE 1,207.2 million, or 9.2%.

Contingent Liabilities amounted to LE 1,555.7 million versus LE 1,710.- million last year.

Deposits:

Total customers deposits reached LE 11,068.7 million at end of December 2002 against LE 9,915.9 million a year ago, increasing by LE 1,152.8 million or by 11.6%.

Loans and Advances:

Total loans and advances reached LE 5,546.8 million at end of December 2002, versus LE 5,775.- million a year ago, decreasing by 3.9%.

Income:

Total income at year-end reached LE 495.7 million, versus LE 484.3 million a year ago, increasing by 2.4%.

Expenses & Depreciation:

Total Expenses amounted to LE 197.2 million at year-end, against LE 160.2 million last year, increasing by LE 37.- million or by 23.1%.

Total Profit before Provisions & Taxes:

Total profit before provisions and taxes amounted to LE. 298.5 million versus LE. 324.1 million last year, decreasing by LE 25.6 million or by 8.6%.

Provisions:

Total provisions set aside until year end amounted to LE 148.- million compared to LE 73.6 million during last year, increasing by LE 74.4 million (101.1%). Accordingly total provisions became LE. 819.8 million versus LE 777.5 million last year.

Taxes of the year:

According to the bank declaration presented, the bank will not pay any taxes on profit. The amount of LE 41.4 million was allocated last year. The amount of LE 34.3 million was paid and the rest was returned to the provisions account.

Net Profit:

The bank achieved net profit amounting to LE 150.5 million at end of year 2002 versus LE 209.1 million last year, decreasing by LE 58.6 or by 28.5%

Thank you.

DR. BAHAA HELMY
EXECUTIVE CHAIRMAN